Alan M. Gilbert

Direct Dial: (612) 672-8381

Direct Fax: (612) 642-8381

alan.gilbert@maslon.com

December 3, 2015

SUBMITTED VIA EDGAR

Lyn Shenk

Branch Chief, Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Famous Dave’s of America, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 28, 2014
Filed March 13, 2015
Form 10-Q for Fiscal Quarter Ended September 27, 2015
Filed November 6, 2015
File No. 000-21625

Dear Mr. Shenk:

This letter will respond on behalf of the Company to your comment letter dated November 18, 2015 with respect to the above referenced documents filed by the Company with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comment (in bold) followed by our response.

Form 10-Q for Fiscal Quarter Ended September 27, 2015

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.

We note your response to prior comment 2 and that you will disclose quantitative information when you believe it will help investors better understand your financial results and trends. In light of your continued decline in restaurant sales and operating results, please disclose the underlying factors that cause such period over period changes and quantify their impact to the extent that it is possible. In this regard, we note from your third quarter earnings call that the decline in restaurant sales is due to several factors including bad menu changes, decreases in average check size, and changes in portion sizes; however, there is no discussion of these items or other reasons that have caused comparable restaurant

Lyn Shenk

Branch Chief

U. S. Securities and Exchange Commission

December 3, 2015

sales to decline in your results of operations discussion or elsewhere within MD&A. Note that discussing material known trends and uncertainties that may affect future performance is a disclosure requirement under Item 303(a) of Regulation S-K.

In the Management Discussion and Analysis portion of its future filings with the Commission, the Company will include a more complete disclosure of underlying factors that could have caused period over period changes to its results of operations, including (but not limited to) changes in restaurant sales. Specifically, the Company will endeavor to include in its filings with the Commission disclosure of underlying factors that are discussed in the Company’s earnings releases and earnings conference calls. The Company will quantify the impact of the underlying factors to the extent is possible. The Company acknowledges that discussion of material known trends and uncertainties that may affect future performance is a disclosure requirement under Item 303(a) of Regulation S-K.

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8381, by facsimile at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to Richard A. Pawlowski, the Company’s Chief Financial Officer, by telephone at (952) 294-1330, or by email at Richard.Pawlowski@famousdaves.com.

Regards,

/s/ Alan M. Gilbert

Alan M. Gilbert, Esq.

cc: (via email):	Adam J. Wright
Richard A. Pawlowski
John P. Beckman
William M. Mower